SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 2, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on December 2, 2004

Amsterdam • 2 December 2004

ING agrees to sell most of ING BHF-Bank to Sal. Oppenheim

ING Group has finalised an agreement by which it has agreed to the sale of most of its German banking unit, ING BHF-Bank, to Sal. Oppenheim for EUR 600 million. The transaction includes ING BHF-Bank’s asset management, private banking, financial markets and core corporate banking businesses, with a total of EUR 6 billion in risk-weighted assets, EUR 600 million in capital (on the basis of German accounting rules) and about 1,800 employees.

Under the terms of the agreement, ING BHF-Bank will return to its old name, BHF-Bank AG. The bank’s board members will transfer to the new company with the exception of CEO Sytse Andringa, who will continue to oversee the businesses remaining with ING, which will operate under the name ING Bank Deutschland AG.

“We are pleased to have reached an agreement to secure the future for ING BHF-Bank and its employees,” said Michel Tilmant, Chairman of the Executive Board of ING Group. “For ING, the sale will release capital from a business that no longer fits into our strategy so it can be reinvested to support the growth of ING’s core businesses.”

ING has also reached agreements in principle to sell the London Branch of ING BHF-Bank to Deutsche Postbank and to sell part of ING BHF-Bank’s corporate lending portfolio to HVB Group. Final agreements on those transactions are expected in the coming weeks. All three sales are subject to regulatory approvals and are expected to be completed at year-end.

Following the transactions, ING will retain ING BHF’s 83.7% stake in Deutsche Hypothekenbank (DHB), a restructured loan portfolio of about EUR 1.3 billion, and ING BHF-Bank’s private equity activities. ING will also retain the European Business Desk, which serves German subsidiaries of ING’s Benelux banking clients, to continue to provide products and services to ING’s key Wholesale Banking clients. ING’s direct banking business in Germany, ING DiBa, is not affected by these transactions.

For ING Group, the three transactions together are expected to result in a net loss of about EUR 90 million, to be booked at closing. The transactions will reduce the risk-weighted assets at ING’s banking business by EUR 8 billion and free up about EUR 500 million in Tier 1 capital, resulting in an increase of 17 basis points in the Tier 1 ratio of ING Bank NV.

Press enquiries: ING Group, The Netherlands Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: December 2, 2004